Mr. Craig Arakawa
July 25, 2017

PVH Corp.
200 Madison Avenue
New York, NY 10016
212.381.3500

July 25, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PVH Corp. Form 10-K for the Fiscal Year Ended January 29, 2017 Filed March 24, 2017
File No. 001-07572
Dear Mr. Arakawa:
Reference is made to your letter of July 11, 2017. On behalf of PVH Corp., set forth below are both of the comments from your letter and our responses.
Form 10-K for the Fiscal Year Ended January 29, 2017
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Income Taxes, page 36

1.
You have disclosed that the effective tax rate for 2016 was lower than the US statutory rate due to the benefit of overall lower tax rates in certain international jurisdictions, as well as the benefit of certain discrete items. Please tell us and expand your disclosure to specifically identify the international jurisdictions that have impacted your rate, their respective statutory tax rates and any expectations about trends in these jurisdictions that may impact your current or future tax expense. Please also quantify any significant items that have impacted your income tax expense and expand your disclosure in management’s discussion and analysis to describe any expectations about trends that may impact your current or future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response:
In future filings beginning with our Form 10-Q for the quarterly period ended July 30, 2017, we will expand our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to discuss how our effective tax rate was impacted and may be impacted in the future by the statutory tax rates of the international jurisdictions where we file tax returns. Additionally, we will quantify the impact of any significant items that impact our income tax expense and discuss our expectations, if any, about trends that may impact our current or future tax expense. Set forth below is how our tax disclosure included in MD&A in our Annual Report on Form 10-K for the Fiscal Year Ended January 29, 2017 (the “2016 10-K”) would have appeared if we had included our proposed expanded disclosure. The underlined language has been added; there would have been no other changes.

Mr. Craig Arakawa
July 25, 2017

“Income Taxes

Income tax expense was as follows:

	2016	2015	2014
(Dollars in millions)
Income tax expense (benefit)	$125	$75	$(48)
Income tax expense (benefit) as a % of pre-tax income	18.6%	11.6%	(12.1)%

The effective income tax rate for 2016 was 18.6% compared with 11.6% in 2015 and (12.1)% in 2014. The volatility in our effective income tax rate in the last three years is due in large part to adjustments to our liabilities for uncertain tax positions. Please see Note 9, “Income Taxes,” in the Notes to Consolidated Financial Statements included in Item 8 of this report for additional information related to uncertain tax positions.

We file income tax returns in more than 40 international jurisdictions each year. All of the international jurisdictions in which we file tax returns, with the exception of Japan, have lower statutory tax rates than the United States statutory tax rate. A substantial amount of our earnings come from our international operations, largely attributable to earnings in the Netherlands, Hong Kong, China, Korea and Canada. The lower statutory income tax rates in these jurisdictions, as compared to the United States statutory rate, coupled with special rates levied on income from certain of our jurisdictional activities, significantly reduce our consolidated effective income tax rate.

The effective income tax rate for 2016 was lower than the United States statutory rate due to the benefit of overall lower tax rates in certain international jurisdictions where we file tax returns. Also contributing to the lower effective income tax rate for 2016 was the benefit of discrete items, including the lower tax rate applicable to the pre-tax gain recorded to write-up our existing equity investment in TH China to fair value that resulted in a 5.7% benefit to our effective income tax rate.

The effective income tax rate for 2015 was lower than the United States statutory rate principally due to the benefit of lower tax rates in certain international jurisdictions where we file tax returns and the benefits primarily related to the favorable resolution of uncertain tax positions and the impact of tax law and tax rate changes on deferred taxes, as well as the expiration of the statute of limitations related to other uncertain tax positions.

The effective income tax rate in 2014 was a benefit to income principally due to a reduction of $94 million in our estimate for uncertain tax positions, which provided a 24% benefit to our tax rate. This benefit resulted from the favorable resolutions of uncertain tax positions in certain international jurisdictions, as well as the expiration of the statute of limitations related to other uncertain tax positions.

We currently expect that our effective income tax rate in 2017 will be approximately 17%, which is lower than the United States statutory rate, principally due to the benefit of overall lower tax rates in certain international jurisdictions where we file tax returns. Our current expectation that the effective income tax rate in 2017 will decrease compared to 2016 is primarily due to an anticipated favorable change in our uncertain tax positions activity and faster growth in our international pre-tax earnings as compared to our domestic pre-tax earnings. Absent changes to the United States statutory rate, we currently expect the tax rates in the international jurisdictions, particularly in the Netherlands, Hong Kong, China, Korea and Canada, will continue to be lower than the United States statutory rate as a result of lower statutory rates and the benefit of special rates levied on income from certain jurisdictional activities. We expect to benefit from these special rates until 2023.

Our tax rate is affected by many factors, including the mix of international and domestic pre-tax earnings, discrete events arising from specific transactions, and audits by tax authorities or the receipt of new information, any of which can cause us to change our estimate for uncertain tax positions.”

Mr. Craig Arakawa
July 25, 2017

Notes to Consolidated Financial Statements
10. Segment Data, page F-49

2.
We note on page 1, you discuss your product assortment, including dress shirts, neckwear, sportswear, jeanswear, performance apparel, intimate apparel, underwear, swim products, handbags, accessories, footwear and other related products. We also note other disclosure and commentary related to product assortment in your filings and public information, such as reference to “…strong growth across all divisions, particularly in men’s and women’s jeans and women’s sportswear…” in your earnings transcript for the quarter ended April 30, 2017. Please tell us how you have considered providing disclosures related to your products as required by ASC 280-10-50-40.

Response:
On page 1 of our 2016 10-K, we discuss our product assortment to help investors understand the breadth of the product offerings that we design and market across our multiple brands, which we sell in multiple channels of distribution and geographies. From time to time, we make references to the performance of product categories, which are specific to a certain brand, channel of distribution, or geography, but we do not look at product categories across the Company as a whole. These references to product categories are intended to further enhance the discussion of our businesses with information we feel may be useful to investors. In the excerpt from our earnings transcript for the quarter ended April 30, 2017 noted above, we were referring to the growth in our wholesale order book for the Tommy Hilfiger brand in Europe, which reflects our customers’ ordering activity and not the current nor future period reported revenue.

In our segment disclosures, we separately present net sales, royalty revenue and advertising and other revenue for each of our reportable segments. In considering the requirements under ASC 280-10-50-40 to report revenues from external customers for each product and service or group of similar products and services, we have considered all product sales (net sales), royalty revenue and advertising and other revenue as our products and services. Royalty revenue and advertising and other revenue are principally derived from licensing and similar arrangements and we consider these revenue components each to be a group of similar services under ASC 280-10-50-40.

Our net sales are derived from sales of products through our wholesale and retail distribution channels. While we can collect gross sales data by product category, certain of our sales allowances, discounts, and other incentives, which have a material dilutive impact to our gross sales, are not agreed upon with our customers at the product category level. Thus, we are not able to summarize our net sales from external customers for each product or group of similar products in accordance with ASC 280-10-50-40 in a consistent manner, as would be required in order to include a disclosure on a United States GAAP basis in our Segment Data footnote.

We will add the following disclosure in future filings in order to address the Staff’s comment: “The Company’s net sales are derived from sales of products through its wholesale and retail distribution channels. The Company has not disclosed net sales by product category as it is impracticable to do so.”

Mr. Craig Arakawa
July 25, 2017

Please call the undersigned at 212-381-3523 if you have any questions or comments or if we may be of further assistance in your review of our Annual Report on Form 10-K for the Fiscal Year Ended January 29, 2017.

Very truly yours,

/s/ Michael Shaffer
Michael Shaffer
Executive Vice President and Chief
Operating & Financial Officer

cc: Mr. Emanuel Chirico
Mr. Mark D. Fischer, Esq.
Mr. James W. Holmes
Ms. Nasreen Mohammed
Ms. Myra Moosariparambil